March 24, 2005

Mail Stop 04-09

Anthony W. Thompson
Chief Executive Officer and Chairman of the Board of Managers
NNN 2002 Value Fund, LLC
c/o Triple Net Properties, LLC
1551 N. Tustin Avenue, Suite 200
Santa Ana, California 92705

Re:	NNN 2002 Value Fund, LLC
	Amendment No. 1 to Form 10
      Filed February 28, 2005
	File No. 0-51087

Dear Mr. Thompson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note your Form 10 is now effective by lapse of time 60 days after the date you initially filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. You are now subject to the reporting requirements under Section 13(a) of the Securities Exchange
Act of 1934.

2. We note your response to prior comment 3 stating that you intend to prepare and distribute an annual report for the year ended December 31, 2004 within the timeframe specified in the operating agreement. Since the deadline of March 16, 2005 has now lapsed, please provide us with a copy of your 2004 annual report.
3. We note your responses to prior comments 5 and 6 state that you erroneously included 100% of revenues from the Congress Center rather than 12.3% of revenues which represents your ownership interest. We further note your disclosure in response to prior comment 16 stating that PriceWaterhouseCoopers LLP assisted you in determining the allocation of the purchase price for the Congress Center. Supplementally, please describe the nature of this allocation error for the misallocation and whether your independent third party consultant reviewed this allocation of revenues at the time of purchase as part of its allocation of purchase price.

General, page 2

4. Rather than include cross-reference within your summary section, please briefly highlight the material differences among the three classes (A, B and C) you intend to register on this Form 10. Further, revise to disclose how your distributions have been unable to reach the priority return levels specified in your operating agreement and how you will be unable to continue to distribute the minimum 8% threshold amount without the sale of one of your three properties or additional borrowings.

5. We reissue prior comment 14, in part, requesting you tell us your basis for your 8% projection. Please provide greater detail as to what you mean by your assumption of "applicable market conditions."
Further, tell us whether you owned or identified all three properties prior to offering these Units for sale.

6. We note your statement that you made monthly distributions to all
Unit holders of approximately 8% annual return. Please tell us why you have included an approximation. Have you distributed less than
8% to your Unit holders?

7. Supplementally, please provide us with a detailed analysis regarding your compliance with the Investment Company Act of 1940. In your analysis, please describe your tenant in common interests and whether these interests would be deemed securities for purposes of the Investment Company Act. Please refer to Triple Net Leasing, LLC
(August 23, 2000) and Sections 3(a)(1)(C) and 3(c)(5)(C) of the Investment Company Act. To the extent you may acquire additional TIC interests with the proceeds from your sale of the Bank of America Plaza West property, please discuss what monitoring procedures you may undertake to assure compliance with the Investment Company Act.

Netpark Ownership, page 6

8. We note your response to prior comment 17 lists 25 private tenant in common programs named NNN Netpark, LLC 1-24 owning the remaining
50% of Netpark Tampa. Please revise the chart to clearly indicate which TIC investors are affiliated, which are under common control of the manager and whether there are any other material relationships between the registrant, the manager and the property. In addition, your disclosure on page 12 initially states that 21 unaffiliated parties own 49.375% of Netpark and later states that some of the tenants in common are affiliates of the company. Please revise to address this apparent inconsistency or advise.

Netpark Tampa, Florida, page 12

9. We note your response to prior comment 18 from our last letter. Please revise to describe that your 50% interest is a tenant in common interest. Further, describe what limitations exist on a TIC interest regarding a potential lack of unilateral foreclosure, capital improvement and liquidation rights.

Results of Operations
Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003, pages 12-13

10. We note your revised disclosure pursuant to our request in prior comment 19. You state that interest expense increased by a total of
15.4%. You also state that 233.3% of the increase was due to an acquisition with an offset of 52.3%. Please tell us how these causes sum up to a change in excess of 100% of your increase in interest expense.

Liquidity and Capital Resources
Other Liquidity Needs, page 15

11. Please revise to discuss why the portion of distributions representing a return of capital went from 0% in 2002 to 92.3% in 2003. Disclose whether this is a trend you expect to continue.

12. In connection with your response to prior comment 20 from our last letter, please revise your disclosure to further describe how you will adjust and fund future distributions in order to provide net distributions consistent with the minimum priorities specified in the
Operating Agreement.

13. We note your response to prior comment 22 stating that you expect an operating cash flow deficit in subsequent periods. Please revise your disclosure to explain management`s view as to why you will experience these cash flow deficits should you continue to declare distributions to your Unit holders.

Capital Resources
General, page 16

14. We note your new disclosure in response to prior comment 24 refers to a requirement of $2.6 million to fund distributions to Unit holders and up to an additional $4.6 million to fund tenant and/or capital improvements. Since you own interests in three properties and have entered into an agreement to sell your only wholly-owned property, Bank of America Plaza West, please provide greater detail as to where you anticipate allocating this additional $4.6 million in capital improvements.

Controls, page 20

15. Noting you have no employees of your own, please describe how you will allocate adequate resources to implement the remedial measures you describe in response to our prior comment 27, especially those measures in the development stage. Supplementally, name the "third party" listed in the fifth bullet point on page 12 of your response letter preparing your purchase accounting allocations.

16. We have considered your response to our prior comment 27. In the next amendment, revise your disclosure to include a more detailed discussion of the steps and "other work" performed by management to ensure that the financial statements included with the registration statement were free of material misstatement.

17. Revise your disclosure to provide a more detailed discussion of any material changes that have been made to internal control in order to correct the material weaknesses.

Risk Factors, page 21
Distributions by the Company may include a return of capital, page
22

18. Based on your disclosure on page 15, please revise to indicate you have returned capital to investors and quantify the extent of this return.

Item 5.  Managers and Executive Officers, page 29

19. We note your response to prior comment 31 states you believe our
request that you disclose the names of the principal executive and financial officers to be inapplicable. We further note Mr. Anthony
W. Thompson signed this registration statement as your CEO. Supplementally, please tell us who, as disclosed on page 21, "concluded that the Company`s disclosure controls and procedures need to be strengthened and are not sufficiently effective," and on behalf
of the manager, "believes that there are no material inaccuracies
or
omissions of material fact in the Company`s financial statements
filed in connection with this registration statement."   If the
entire Board of Managers voted on these conclusions, please tell us.

Item 7. Certain Relationships and Related Transactions
The Operating Agreement, page 32

20. In connection with your response to prior comment 37, please tell us supplementally the total dollar amount of organization costs and marketing expenses that were not reimbursable and whether the company or the Manager paid these remaining costs and expenses.

21. Regarding your footnote (6) disclosure on page 33, please tell us whether the manager will receive fees or distributions as proposed from the sale of the Bank of America Plaza West property.

Item 11. Description of Registrant`s Securities to be Registered
General, page 36

22. We note your response to prior comment 45 from our last letter.
Supplementally, please tell us whether a license was required to operate and lease space to tenants for the Congress Center and whether these transactions were material to your operations and net income.

Item 15. Financial Statements and Exhibits

23. Update your financial statements pursuant to 3-12 of Regulation
S-X.

10. Commitments and Contingencies

24. We have reviewed your response to our prior comment 61. In a supplemental response explain to us how you considered the guidance of paragraph 30 of SFAS 144 when determining whether the Bank of America Plaza West property should be classified as held for sale at period end.


*  *  *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Robert Telewicz at (202) 824-5356 or Kathleen Collins, Accountant Branch Chief, at (202) 942-2814 if you have questions regarding comments on the financial statements and related
matters.  Please contact Neil Miller at (202) 942-1851 or me at
(202)
942-1960 with any other questions.



Sincerely,



Karen J. Garnett
Assistant Director


cc:	Peter T. Healy, Esq. (via facsimile)
	O`Melveny & Myers LLP
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NNN 2002 Value Fund, LLC
March 24, 2005
Page 1